United States securities and exchange commission May 28, 2024

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3720

Attn:	Doug Jones
Abe Friedman

Re:	Lyft, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 20, 2024
File No. 001-38846

Ladies and Gentlemen:
Lyft, Inc. (“we”, “our” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter (the “Comment Letter”) dated May 2, 2024, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2023 (File No. 001-38846) originally filed with the Commission on February 20, 2024 (the “Form 10-K”).
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.
Unless otherwise indicated, defined terms used herein have the meanings set forth in the Form 10-K and the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2024 (“Q1 10-Q”).

Form 10-K for Fiscal Year Ended December 31, 2023
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Cash Flows
Operating Activities, page 70
1.Please provide a comparative analysis of material changes of cash used in operating activities from period to period pursuant to Item 303(b). In doing so, explain the underlying reasons and implications of the changes, including changes in working capital components, to provide investors with an understanding of trends and variability. Ensure your discussion and analysis is not merely a recitation of changes evident from the statement of cash flows. Refer to the introductory paragraph of section IV.B and all of section B.1 of Release No. 33-8350 for guidance regarding the content of the analysis.
The Company respectfully advises the Staff that we received the Comment Letter four business days prior to filing our Q1 10-Q, which was filed by the Company on May 9, 2024. In response to the Comment Letter, the Company added discussion to the Cash Flows section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in its Q1 10-Q to address the Staff’s comments. In particular, in our Q1 10-Q, we enhanced our disclosure to discuss certain operational factors driving underlying variance related to the net cash provided by operating activities for the three months ended March 31, 2024. Below is an excerpt from the Cash Flows section of MD&A on page 49 of our Q1 10-Q, with the language added to address the Staff’s comments underlined for emphasis:
“Cash provided by operating activities was $156.2 million for the three months ended March 31, 2024, which consisted of a net loss of $31.5 million primarily offset by changes in working capital of $97.4 million. The year over year decrease in net loss from $187.6 million to $31.5 million was a result of increase in our revenues and the actions we have taken to reduce our operating expenses. Net loss was also offset by non-cash adjustments for stock-based compensation expense of $80.1 million, which decreased year over year due to a reduction in headcount driven by the restructuring activities initiated in prior years, and depreciation and amortization expense of $32.4 million. The changes in working capital were primarily driven by insurance, which saw (i) an increase in our insurance reserves due to a rise in commercial auto insurance rates on a per mile basis compared to the prior year and an increase in ride volume in the first quarter of 2024 compared to previous quarters and (ii) an increase in accounts payable which was primarily due to the timing of insurance claim payments.”
For an example of disclosure with respect to the Form 10-K, please see the following updates that would be reflected in future filings. The additions and modifications have been underlined:
“Cash used in operating activities was $98.2 million for the year ended December 31, 2023, which consisted of a net loss of $340.3 million (which has a positive contribution to cash for the year as it was impacted by significant non-cash items, such as depreciation, amortization, and stock-based compensations) which was primarily offset by changes in working capital of $(278.3) million. The year over year decrease in net loss from $1.6 billion to $340.3 million was a result of increase in our revenues and the actions we have taken to reduce our operating expenses. Net loss was also offset by non-cash adjustments for stock-based compensation expense of $484.5 million and depreciation and amortization expense of $116.5 million. The changes in working capital were primarily driven by insurance, which saw (i) an increase in cash paid related to prepaid expenses and other assets driven by increases in premiums year over year due to higher rates and increased ride volumes, (ii) a decrease in our insurance reserves as insurance payments outpaced accruals in the period and (iii) an increase in our cash outflow related to accounts payable due to the timing of insurance claims payments. There was also an increase in our cash outflow related to accrued and other liabilities primarily due to settlement of historical legal and tax related liabilities.”
2.You disclose cash used in operating activities for each period presented. Please discuss the operational reasons for the cash used and how you intend to meet your cash requirements and maintain operations under this condition. Refer to Release No. 33-8350.
The Company respectfully advises the Staff that in future filings the Company will revise its disclosures, as appropriate, within the Cash Flows section of MD&A to discuss its ability to meet both its cash requirements and maintain operations and, as discussed in response to comment 1 above, enhance our disclosures regarding net cash provided by (used in) operating activities.
In our Q1 10-Q, we included additional discussion of operational factors driving the use of cash for operating activities in the three months ended March 31, 2024 as discussed above in our response to comment #1, as well as how we intend to meet our cash requirements and maintain operations going forward. Below is an excerpt from the Liquidity and Capital Resources section of MD&A on page 50 of our Q1 10-Q, with the language added to address the Staff’s comments underlined for emphasis:

“We have $1.7 billion in unrestricted cash and cash equivalents and short-term investments as of March 31, 2024. We also have the ability to borrow an aggregate principal amount of up to $420.0 million under the Revolving Credit Facility, none of which has been drawn as of March 31, 2024, and $59.1 million in letters of credit were issued under the Revolving Credit Facility as of March 31, 2024. We believe that this provides sufficient liquidity to meet our working capital and capital expenditures needs for at least the next 12 months. In the quarter ended March 31, 2024, we reported a second consecutive quarter of positive free cash flow. We plan to continue to actively manage and optimize our cash balances and liquidity, capital expenditures, working capital and operating expenses. In particular, we continue to actively monitor the impact of the uncertain macroeconomic environment, including tightening credit markets, inflation and changing interest rates and have made adjustments to our expenses and cash flow which include headcount reductions announced in the fourth quarter of 2022 and second quarter of 2023. We have also incurred restructuring charges related to the exit and sublease or cease use of certain facilities to align with our anticipated operating needs in the first quarter of 2023. Refer to Note 12 “Restructuring” to the condensed consolidated financial statements for information regarding these reductions in workforce.”
For an example of disclosure with respect to the Form 10-K, please see the following updates that would be reflected in future filings. The relevant additions and modifications have been underlined:
“We have $1.7 billion in unrestricted cash and cash equivalents and short-term investments as of December 31, 2023. We also have the ability to borrow an aggregate principal amount of up to $420.0 million under the Revolving Credit Facility, none of which has been drawn as of December 31, 2023, and $59.0 million in letters of credit were issued under the Revolving Credit Facility as of December 31, 2023. We believe that this provides sufficient liquidity to meet our working capital and capital expenditures needs for at least the next 12 months. We reported positive free cash flow in the quarter ended December 31, 2023. We plan to continue to actively manage and optimize our cash balances and liquidity, capital expenditures, working capital and operating expenses. In particular, we continue to actively monitor the impact of the uncertain macroeconomic environment, including tightening credit markets, inflation and changing interest rates and have made adjustments to our expenses and cash flow which include headcount reductions announced in the fourth quarter of 2022 and second quarter of 2023. We have also incurred restructuring charges related to the exit and sublease or cease use of certain facilities to align with our anticipated operating needs in the first quarter of 2023. Refer to Note 16 “Restructuring” to the consolidated financial statements for information regarding these reductions in workforce.”

*****

If you have any questions or comments, please contact me.

Sincerely,

/s/ Erin Brewer
Erin Brewer
Chief Financial Officer

cc:    Lisa Blackwood-Kapral, Lyft, Inc.
Lindsay Llewellyn, Lyft, Inc.
Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.
Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.
Gordon W. Grafft, Wilson Sonsini Goodrich & Rosati, P.C.
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